Exhibit 1

Recent Developments

The information contained in this section supplements the information about Argentina corresponding to the headings below that is contained in Exhibit 99.D to the Republic of Argentina’s (the “Republic” or “Argentina”) annual report on Form 18-K, for the year ended December 31, 2018 (the “Annual Report”). References in this Exhibit 1 to Amendment No. 2 to the Annual Report (the “Amendment”) to headings and defined terms not contained herein shall be to the corresponding headings and definitions included in Exhibit 99.D to the Annual Report. To the extent the information in this section differs from the information contained in the Annual Report, you should rely on the information in this section. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report.

DEFINED TERMS AND CERTAIN CONVENTIONS

Preservation of Defenses

Nothing in this Amendment, or in any communication from the Republic, constitutes an acknowledgment or admission of the existence of any claim or any liability of the Republic to pay that claim or an acknowledgment that any ability to bring proceedings in any jurisdiction in respect of such claim or any limitation period relating thereto has been revived or reinstated, or an express or implied promise to pay any such claim (or part thereof). Whether or not a claim exists, the Republic may in its sole discretion and only if written notice to that effect is received from a duly authorized officer of the Republic, attribute a value to such claim for purposes of the Republic’s Settlement Proposal or for any other purpose. As reflected in the Settlement Proposal, the Republic values claims for calculation of the payment amount for purposes of the Settlement Proposal through the so-called “standard option” (“payment equal to 100% of the outstanding principal amount of the relevant debt securities plus up to 50% of that original principal as interest”) or through the so-called pari passu option (“payment equal to the full amount of money judgment or an accrued claim value less a specified discount”). All defenses available to the Republic relating to any applicable statute of limitations or otherwise are expressly preserved for all purposes. This Amendment may not be relied upon as evidence of the Republic’s agreement that a claim exists, or of the Republic’s willingness, ability or obligation to pay any claim. Any attribution of any value to any claim for purposes of the Republic’s Settlement Proposal or for any other purpose will not be considered an acknowledgment of the existence or validity of that claim and any consideration given by or on behalf of the Republic to the proponent of that claim will be consideration only for the agreement by the proponent of that claim to cease all actions or proceedings in respect of that claim and to irrevocably assign and transfer to the Republic all rights, if any, with respect to such claim and to undertake to complete any and all formalities or requirements necessary to ensure that if such claim existed neither the proponent nor any successor or assignee of the proponent (other than the Republic) is able to evidence or allege such claim to remain in existence or to be a liability of the Republic.

Exchange Rates and Exchange Controls

The following table sets forth the annual high, low, average and period-end “reference” exchange rates for the periods indicated, expressed in pesos per U.S. dollar and not adjusted for inflation. There can be no assurance that the peso will not depreciate or appreciate in the future. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	Exchange rates(1)
	High	Low	Average(2)	Period end
March 2020	64.4697	62.2503	63.1227	64.4697
April 2020 (through April 13)	65.3795	64.5295	64.9641	65.3795

(1)	Central Bank reference exchange rates (Communication A 3500 of Central Bank).
(2)	Average of daily closing quotes.

Source: Central Bank.

Currency conversions, including conversions of pesos into U.S. dollars, are included for the convenience of the reader only and should not be construed as a representation that the amounts in question have been, could have been or could be converted into any particular denomination, at any particular rate or at all.

As of April 13, 2020, the peso-dollar reference exchange rate was Ps.65.3795 to U.S.$1.00.

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THE ARGENTINE ECONOMY

Measures Designed to Address the COVID-19 Outbreak

In late December 2019, a novel form of pneumonia first noticed in Wuhan, Hubei province (COVID-19, caused by a new strain of coronavirus) was reported to the World Health Organization, with cases soon confirmed in multiple provinces in China, as well as in other countries. On March 11, 2020, the World Health Organization characterized the COVID-19 as a pandemic. Several measures have been undertaken by the Chinese government and other governments where the novel coronavirus has affected broad swathes of the population, such as the European Union, the United Kingdom, the United States of America, South Korea and Japan among others, to control the coronavirus, including mandatory quarantines, travel restrictions to and from the above listed countries by air carriers and foreign governments. As of the date of this Amendment, Argentina had over 2,277 confirmed cases of coronavirus, of which over 98 were fatal. To date, Argentina has adopted several measures in response to the COVID-19 outbreak aimed at preventing mass contagion and overcrowding of Argentine health service facilities, which include the following (in chronological order):

•	February 26—March 12, 2020: screening of passengers at airports; mandatory isolation for 14 days of persons with suspected or confirmed cases of COVID-19, persons in close contact with suspected or confirmed cases of COVID-19 and persons arriving or recently arrived from affected zones; closure of activities with high concentration of persons; prohibition of attendance of audience to sporting events.
•	March 13—March 15, 2020: stronger surveillance of Argentine borders; suspension of flights by various airlines and adoption of regulations for the coordination of repatriation flights for Argentine residents; closure of national parks and protected areas; school closures (except for food assistance and administrative purposes).
•	March 16—March 18, 2020: closure of Argentine borders; suspension of domestic flights and long-distance trains and buses; suspension of the national soccer league; temporary work leaves for pregnant women, people older than 60 years and other persons considered at special risk upon infection; authorization for federal public employees to work remotely (except for employees providing essential services); promotion of home office policies in the private sector and beginning of construction of eight modular hospitals.
•	March 19, 2020: imposition of nation-wide mandatory lockdown, whereby only exceptional and essential activities and internal travel are allowed; deployment of security forces for the enforcement of lockdown.
•	March 20—April 2, 2020: assistance to Argentine residents abroad; tightening of rules relating to closure of Argentine borders; extension of nation-wide lockdown until April 12, 2020.
•	April 11, 2020: extension of nation-wide lockdown until April 26, 2020.

Simultaneously, Argentina has announced and is implementing several stimulus measures to limit the effects of the COVID-19 outbreak on the economy, which include the following:

•	a one-time Ps.3,100 cash payment to recipients of the universal child allowance;
•	a one-time Ps.3,000 cash payment to retirees receiving minimum benefits (currently Ps.15,892) and those that receive above the minimum but less than Ps.18,892, which covers approximately 4.6 million retirees;
•	a one-time Ps.3,000 cash payment to recipients of social plans, which targets approximately 556,000 persons;
•	a one-time Ps.10,000 cash payment which will be granted to approximately 7,785,000 unemployed persons and persons employed informally, among other socially vulnerable persons;
•	a capital spending program on infrastructure, education and tourism for approximately Ps.100 billion;
•	an exemption to companies in vulnerable industries from payments relating to employers’ pension contributions, an increase in unemployment insurance and payment by the national Government of a portion of wages for affected companies with a payroll of less than 100 employees; and
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•	subsidized loans to small- and medium-sized companies (PYMES) via the financial system of approximately Ps.30 billion for working capital.

Other measures adopted by Argentina to mitigate the effects of the COVID-19 outbreak in the economy include the following:

•	the prohibition of the disconnection of electric energy, natural gas, running water, fixed telephony, mobile telephony, Internet and cable television services due to the nonpayment of less than three invoices commencing on March 1, 2020 and for a 180-day period, which applies to certain vulnerable users;
•	the suspension of certain penalties and disqualifications applicable to checking accounts with insufficient funds until April 30, 2020, and the authorization for banks to grant loans to companies with outstanding debts with ANSES and AFIP;
•	the price freezes as of March 6, 2020 for certain essential goods such as food, personal care, medicines and medical products for a 30-day period;
•	the imposition of maximum prices on goods and services acquired by the Government to address the emergency;
•	the suspension of rent increases, extension of lease contract expiration dates and suspension of evictions due to non-payment of leases until September 30, 2020;
•	the freezing of mortgage payments and certain UVA-indexed loans;
•	the adoption of a program to increase productivity (Programa de Recuperación Productiva, or “REPRO”) by which the Government funds a portion of the monthly wages of private sector employees working for companies affected by the pandemic and whose revenues have declined;
•	the prohibition of unjustified employment dismissals and suspensions;
•	the reduction of pension and tax charges to health service providers aimed at strengthening the health sector and ensuring medical assistance;
•	the shortening of the term applicable to export reimbursements for industrial sector companies;
•	requirement that exports of medical inputs and equipment necessary to overcome the pandemic obtain prior governmental authorization;
•	one-time Ps.5,000 payment to public sector employees in the health, security and national defense areas;
•	elimination of import taxes applicable to certain essential goods such as alcohol, laboratory or pharmaceutical items, medical gloves, disinfectants and other health-related equipment and inputs;
•	suspension until April 30, 2020 of tax foreclosures by AFIP for PYMES;
•	assistance by the national Government to the provinces in an aggregate amount of Ps.120 billion.

Gross Domestic Product and Structure of the Economy

The following table sets forth the evolution of GDP and per capita GDP for the periods specified, at current prices.

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Evolution of GDP and Per Capita GDP

(at current prices)(1)

	2018		2019
GDP (in millions of pesos)(2)	Ps.	14,605,790	Ps.	21,650,351
GDP (in millions of U.S. dollars)(2)	U.S.$	519,895	U.S.$	448,783
Per capita GDP(2)	U.S.$	11,684.48	U.S.$	9,986.57
Peso / U.S. dollar exchange rate(3)		28.09		48.24

(1)	Preliminary data.
(2)	GDP figures in U.S. dollars in this table are expressed in nominal terms.
(3)	Average nominal exchange rate for 2018 and 2019.

Source: INDEC and Ministry of Economy.

The following tables set forth information on Argentina´s real GDP, by expenditure, for the periods specified, at constant 2004 prices.

Composition of Real GDP by Expenditure

(in millions of pesos, at constant 2004 prices)

	2018		2019
Consumption:
Public sector consumption	Ps.	95,632	Ps.	94,198
Private consumption		524,921		491,300
Total consumption		620,553		585,498
Gross investment		140,538		118,188
Exports of goods and services		143,835		157,361
Imports of goods and services		205,010		166,616
Net exports/(imports)		(61,174)		(9,256)
Inventory provision		432		(722)
Valuable objects		0		(257)
Statistical discrepancy		6,981		(1,420)
Real GDP	Ps.	707,330	Ps.	692,030

Source: INDEC and Ministry of Economy.

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Composition of Real GDP by Expenditure

(as % of total real GDP, at constant 2004 prices)

	2018	2019
Consumption:
Public sector consumption	13.5%	13.6%
Private consumption	74.2	71.0
Total consumption	87.7	84.6
Gross investment	19.9	17.1
Exports of goods and services	20.3	22.7
Imports of goods and services	29.0	24.1
Net exports/(imports)	(8.6)	(1.3)
Inventory provision	0.1	(0.1)
Valuable objects	0.0	0.0
Statistical discrepancy	1.0	(0.2)
Real GDP	100.0%	100.0%

Source: INDEC and Ministry of Economy.

In 2019, Argentina’s real GDP contracted by 2.2% compared to 2018, primarily due to a 5.6% decrease in total consumption and a 15.9% decrease in investment, which were partially offset by a 9.4% increase in exports of goods and services and a 18.7% decrease in imports.

The following tables sets forth the composition of Argentina’s real GDP by economic sector for the periods specified.

Real GDP by Sector

(in millions of pesos, at constant 2004 prices)

	2018		2019
Primary production:
Agriculture, livestock, fisheries and forestry	Ps.	46,405	Ps.	55,541
Mining and extractives (including petroleum and gas)		21,288		21,548
Total primary production		67,693		77,089
Secondary production:
Manufacturing		115,220		108,007
Construction		22,440		21,214
Electricity, gas and water		12,497		12,147
Total secondary production		150,158		141,368
Services:
Transportation, storage and communications		57,378		56,983
Trade, hotels and restaurants		101,153		94,171
Financial, real estate, business and rental services		104,752		100,976
Public administration, education, health, social and personal services		102,933		103,023
Domestic services(1)		4,345		4,538
Total services		370,561		359,690
Plus import duties less adjustment for banking service(2)		118,918		113,883
Total real GDP	Ps.	707,330	Ps.	692,030

(1)	Includes services rendered by domestic workers including caretakers, housekeepers and private drivers.
(2)	Production data in this table do not include duties assessed on imports used in production, which must be taken into account for purposes of determining real GDP. This line item adds import duties for purposes of determining real GDP.

Source: INDEC and Ministry of Economy.

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Real GDP by Sector

(as a % of real GDP, at constant 2004 prices)

	2018	2019
Primary production:
Agriculture, livestock, fisheries and forestry	6.6%	8.0%
Mining and extractives (including petroleum and gas)	3.0	3.1
Total primary production	9.6	11.1
Secondary production:
Manufacturing	16.3	15.6
Construction	3.2	3.1
Electricity, gas and water	1.8	1.8
Total secondary production	21.2	20.4
Services:
Transportation, storage and communication	8.1	8.2
Trade, hotels and restaurants	14.3	13.6
Financial, real estate, business and rental services	14.8	14.6
Public administration, education, health, social and personal services	14.6	14.9
Domestic services(1)	0.6	0.7
Total services	52.4	52.0
Plus import duties less adjustment for banking service(2)	16.8	16.5
Total real GDP	100%	100%

(1)	Includes services rendered by domestic workers including caretakers, housekeepers and private chauffeurs.
(2)	Production data in this table do not include duties assessed on imports used in production, which must be taken into account for purposes of determining real GDP. Import duties for purposes of determining real GDP are recorded under this line item.

Source: INDEC and Ministry of Economy.

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Real GDP Growth by Sector

(% change from same period in 2018, at constant 2004 prices)

2019
Primary production:
Agriculture, livestock, fisheries and forestry	19.7%
Mining and extractives (including petroleum and gas)	1.2
Total primary production	13.9
Secondary production:
Manufacturing	(6.3)
Construction	(5.5)
Electricity, gas and water	(2.8)
Total secondary production	(5.9)
Services:
Transportation, storage and communication	(0.7)
Trade, hotels and restaurants	(6.9)
Financial, real estate, business and rental services	(3.6)
Public administration, education, health, social and personal services	0.1
Domestic services(1)	4.4
Total services	(2.9)
Plus import duties less adjustment for banking service(2)	(4.2)
Total real GDP	(2.2)%

(1)	Includes services rendered by domestic workers including caretakers, domestic servants and private chauffeurs.
(2)	Production data in this table do not include duties assessed on imports used in production, which must be taken into account for purposes of determining real GDP. Import duties for purposes of determining real GDP are recorded under this line item.

Source: INDEC and Ministry of Economy.

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Primary Production

In 2019, the total primary sector production increased to Ps.77.1 billion, or 13.9%, from Ps.67.7 billion in 2018. Within the primary sector production, the agricultural sector experienced the highest rate of growth, increasing by 22.5%, from Ps.41.9 billion in 2018 to Ps.51.3 billion in 2019.

The following tables set forth Argentina’s primary production and growth for the periods specified.

Primary Production

(in millions of pesos, at constant 2004 prices)

	2018		2019
Agriculture, livestock and game	Ps.	41,874	Ps.	51,308
Fishing		2,695		2,417
Forestry, logging and related services		1,836		1,816
Mining and extractives (including petroleum and gas)		21,288		21,548
Total sector production	Ps.	67,693	Ps.	77,089

Source: INDEC and Ministry of Economy

Primary Production

(% change from same period in 2018, at constant 2004 prices)

Agriculture, livestock and game	22.5%
Fishing	(10.3)
Forestry, logging and related services	(1.1)
Mining and extractives (including petroleum and gas)	1.2
Total sector production	13.9%

Source: INDEC and Ministry of Economy

Agriculture, Livestock, Fisheries and Forestry

In 2019, Argentina’s agriculture, livestock, fisheries and forestry sector grew by 19.7% compared to 2018 and accounted for 8.0% of real GDP. Growth in this sector was driven by a 22.5% increase in agriculture, livestock and game, which was partially offset by a 10.3% and 1.1% decrease in fishing and forestry, logging and related services, respectively.

Mining and Extractives (Including Petroleum and Gas Production)

In 2019, mining and extractive activity in Argentina grew by 1.2% compared to 2018 and accounted for 3.1% of real GDP.

Secondary Production

In 2019, total secondary sector production decreased by 5.9% compared to 2018 and accounted for 20.4% of real GDP.

Manufacturing

In 2019, the manufacturing sector contracted by 6.3% compared to 2018, mainly due to a 12.3% decrease in the manufacturing of equipment and machinery and a 21.8% decrease in manufacturing of automotive vehicles. In 2019, the manufacturing sector accounted for 15.6% of real GDP.

Construction

In 2019, the construction sector contracted by 5.5% compared to 2018 and accounted for 3.1% of real GDP.

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Electricity, Gas and Water

The electricity, gas and water sector represented a small fraction of the Argentine economy, accounting for 1.8% of real GDP in 2019.

Principal Economic Indicators of the Electricity Sector

(in GW/hr, unless otherwise specified)

Production	2018	2019
Combined cicle (CC)	62,499	60,631
Hydroelectric	39,952	35,370
Others(1)	35,031	35,246
Total local generation	137,482	131,247
Imports(2)	344	2,746
Total generation	137,825	133,994
Demand
Industrial	37,764	36,398
Residential	57,017	55,480
Commercial	38,229	37,027
Total demand MEM Agents	133,010	128,905
Export, Pumping and losses and consumption	4815	5088
Total demand	137825	133994

(1)	Includes diesel, wind, nuclear, gas, steam and solar energy.
(2)	Imports, primarily from Uruguay, to meet domestic demand in excess of domestic production.

Source: INDEC, Ministry of Economy and Cammesa.

Pursuant to the Solidarity Law, the Executive Power was authorized to freeze electricity and gas tariffs that are under federal jurisdiction for 180 days, starting on December 23, 2019, and to begin an integral renegotiation of such tariffs with the relevant utilities companies. Furthermore, the Executive Power was authorized to intervene in the administration of the Ente Nacional Regulador de la Electricidad (ENRE) and the Ente Nacional Regulador del Gas (ENERGAS) for a one-year period. During the emergency period, the transfer of jurisdiction from ENRE to the Province of Buenos Aires and the City of Buenos Aires over Empresa Distribuidora Norte S.A. (Edenor) and Empresa Distribuidora Sur S.A. (Edesur) will be suspended. See “The Economy––The Fernández Administration.”

Services

Composition of Services Sector

(in millions of pesos, at constant 2004 prices)

	2018		2019
Wholesale and retail trade and repairs	Ps.	89,683	Ps.	82,696
Transportation, storage and communication services		57,378		56,983
Real estate, business and rental services		75,973		75,500
Education, Social and health services		51,258		51,564
Financial services		28,779		25,476
Other community, social and personal services		18,470		18,161
Public administration		33,206		33,298
Hotels and restaurants		11,470		11,475
Other services		4,345		4,538
Total	Ps.	370,561	Ps.	359,690

Source: INDEC and Ministry of Economy.

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Growth of Services Sector

(% change from 2018, at constant 2004 prices)

2019
Wholesale and retail trade and repairs	(7.8)%
Transportation, storage and communication services	(0.7)
Real estate, business and rental services	(0.6)
Education, social and health services	0.6
Financial services	(11.5)
Other community, social and personal services	(1.7)
Public administration	0.3
Hotels and restaurants	0.0
Other services	4.4
Total	(2.9)%

Source: INDEC and Ministry of Economy.

In 2019, the services sector contracted by 2.9% compared to 2018. This contraction was primarily driven by wholesale and retail trade. In 2019, the services sector accounted for 52.0% of real GDP.

Employment and Labor

Unemployment and Underemployment

The following table sets forth employment figures for the periods indicated.

Employment and Unemployment Rates(1)

	2018	2019
Greater Buenos Aires Area:
Labor force rate(2)	47.7%	48.7%
Employment rate(3)	42.7	43.8
Unemployment rate(4)	10.5	10.0
Underemployment rate(5)	12.8	12.7
Major interior cities:(1)
Labor force rate(2)	45	45.5
Employment rate(3)	41.7	42.0
Unemployment rate(4)	7.5	7.6
Underemployment rate(5)	11	13.5
Total urban:
Labor force rate(2)	46.5	47.2
Employment rate(3)	42.2	43.0
Unemployment rate(4)	9.10	8.90
Underemployment rate(5)	12%	13.1%

(1)	Figures are based on 31 major cities. The current methodology to measure EPH is applied to every major city except Rawson, Trelew, San Nicolás, Villa Constitución, Concordia, Gran Paraná, Gran Mendoza, Gran Resistencia, Gran San Juan, La Rioja, Santiago del Estero, La Banda, which are not covered under the new methodology due to resource constraints in such cities.
(2)	The labor force consists of the sum of the employed population and the population that is unemployed but actively seeking employment.
(3)	Employed population as a percentage of the labor force. To be considered employed, a person above the minimum age requirement must have worked a minimum of one hour with remuneration.
(4)	Unemployed population as a percentage of the labor force. The unemployed population does not include the underemployed population.
(5)	Underemployed population as a percentage of the labor force. Workers are considered underemployed if they work fewer than 35 hours per week and wish to work more.

Source: INDEC and Ministry of Economy.

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Labor Regulation

Wages and Labor Productivity

As of December 31, 2019, the minimum monthly wage for public and private employees was set at Ps.16,875, representing an increase of 49.3% compared to December 2018.

The following table provides the average monthly minimum nominal wage of Argentine employees, including estimates for those employed in the informal economy, for the period indicated.

Average Monthly Minimum Nominal Wage

(in current pesos)

For the Period	Average Monthly Minimum Wage	Average Cost of Basic Basket (1)	Average Monthly Minimum Wage (as a % of Average Cost of Basic Basket)
2019	13,790	10,401	1.33

(1)	Average cost of a basket of essential goods and services for a “reference” family (poverty line). A “reference” family is considered a family of four: two adults, one male, age 35, and one female, age 31, and two children, ages 5 and 8.

Source: Ministry of Employment and Social Security and Ministry of Economy.

The following table provides the percentage change in the nominal wage of Argentine employees for the period specified.

Nominal Wage
(% change from November 2018)

	Private Sector		Public
	Formal	Informal	Sector	Total
November 2019	44.5%	28.7%	42.2%	40.7%

Source: Ministry of Economy, based on information provided by the INDEC.

Poverty and Income Distribution

According to indicators published by INDEC on April 1, 2020, in the second half of 2019, 35.5% of the population and 25.9% of households lived below the poverty line, compared to 32.0% and 23.4%, respectively, in the second half of 2018, while 8.0% of the population and 5.7% of households lived below the extreme poverty line, compared to 6.7% and 4.8%, respectively, in the first half of 2018.

According to the INDEC, in December 2019, the cost of an essential food basket for households totaled Ps.15,584 monthly and the cost of an essential goods and services basket for households totaled Ps.38,960.3 monthly.

According to the INDEC, the unemployment rate in 2019 stood at 8.9%, which represents a 0.8 percentage points decrease from the previous quarter. The activity rate in that period (which is the percentage of employed individuals plus unemployed individuals over total population) was 47.2%. In 2019, the unemployment rate in the Greater Buenos Aires metropolitan region was 10.0%, the highest unemployment rate in the country.

In 2019, the bottom 40% of the population of Argentina, in terms of annual income, held 14.2% of the total national income, 0.8 percentage points below the previous quarter. During the same period, the top 20% of the population of Argentina, in terms of annual income, held 47.5% of the total national income, a decrease of 1.5 percentage points from the previous quarter, and the top 10% of the population, held 31.0% of the total national income, a decrease of 1.4 percentage points over the previous quarter.

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MONETARY SYSTEM

Monetary Policy

As of April 8, 2020, the monetary policy rate stood at 38.0% compared to 55.0% as of December 30, 2019. Between December 30, 2019 and April 8, 2020, the Badlar private bank rate increased from 39.4% to 21.9%, the general rate for fixed terms in pesos between 30 and 44 days decreased from 37.9% to 22.1% and the rate for personal loans decreased from 69.8% to 54.0%.

Inflation

Inflation rates for February 2020 published by the INDEC as measured by the National CPI methodology stood at 2.0%. For the period of March 2019 through February 2020, accumulated inflation as measured by the National CPI methodology stood at 50.3%.

BALANCE OF PAYMENTS

The following table sets forth information on Argentina’s balance of payments for the periods specified.

Balance of Payments
(in millions of U.S. dollars)

	2018		2019
Current Account	U.S.$	(27,276)	U.S.$	(3,462)
Trade of Goods and Services		(9,930)		13,044
Goods(1)		(745)		18,227
Credit		61,799		65,155
Debit		62,544		46,928
Services(2)		(9,184)		(5,183)
Credit		15,009		14,183
Debit		24,193		19,366
Primary Income (Earnings)		(18,627)		(17,328)
Employee Compensation		(87)		(73)
Investment Earnings		(18,541)		(17,255)
Direct Investment		(7,415)		(5,336)
Portfolio Investment		(9,323)		(8,747)
Other Investments		(2,220)		(3,500)
Reserve Assets		417		328
Secondary Income (Current Transfers)		1,281		822
Capital Account		83		127
Net external financial needs		(27,193)		(3,335)
Financial Account		(27,985)		(4,090)
Central Bank		4,074		(22,305)
Reserves		11,277		(21,305)
Liabilities		7,203		1,000
Deposit-Collecting Entities		1,909		(2,716)
Government		(44,380)		(7,978)
Other Sectors		10,413		28,909
Net Errors and Omissions		(792)		(755)
Memorandum Item
Transactions of Reserve Assets Change		11,277		(21,305)
Central Bank International Reserve Variation		10,731		(20,937)
Exchange Rate Adjustment		(546)		368

(1)	Goods are calculated on a FOB basis.
(2)	Includes import and export freight and insurance.

Current Account

In 2019, the current account registered a U.S.$3.5 billion deficit, compared to a U.S.$27.3 billion deficit registered in 2018. The decrease in the deficit was mainly the result of a U.S.$13.0 billion surplus in the trade of goods and services account, compared to a U.S.$9.9 billion deficit recorded in 2018, due to a U.S.$18.2 billion surplus in the trade of goods account in 2019 compared to a deficit of U.S.$745 million in 2018 and a U.S.$4.0 billion reduction in the deficit of the services account, which decreased from U.S.$9.2 billion in 2018 to U.S.$5.2 billion in 2019.

Trade of Goods

In 2019, exports and imports of goods reached U.S.$65.2 billion and U.S.$46.9 billion, respectively.

In 2019, exports of goods increased by 5.4%, as compared to 2018. This increase was mainly due to a 12.2% increase in the volume of exports, which was partially offset by a 6.0% price decrease.

Exports of agricultural products and energy and fuel increased by 25.1%, 4.5% and 4.1% respectively, while exports of industrial products decreased by 6.8%, in each case, as compared to 2018.

In 2019, imports of goods decreased by 25.0%compared to 2018, mainly due to a 5.4% contraction in the price of imports and a 20.7% decrease in volume, particularly in the import of trucks, automobile parts and accessories, mineral fuels, mineral oils and oil refinery products, nuclear reactors, boilers, equipment, mechanical and electrical devices and parts, and seeds and oleaginous fruits.

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Financial Account

In 2019, the financial account recorded net outflows of U.S.$4.1 billion, an 85.4% decrease compared to 2018.

Deposit-Collecting Entities. In 2019, deposit-collecting entities recorded net outflows of U.S.$2.7 billion, compared to net inflows of U.S.$1.9 billion in 2018.

Government. In 2019, the non-financial public sector recorded net inflows of U.S.$8.0 billion, a U.S.$36.4 billion decrease compared to net inflows of U.S.$44.4 billion recorded during the same period in 2018. This decrease is mainly due to lower amounts disbursed under the SBA during 2019.

Other Sectors. In 2019, net outflows in other sectors totaled U.S.$28.9 billion, compared to net outflows of U.S.$10.4 billion in 2018.

As a result, the Central Bank’s foreign currency reserves decreased by U.S.$20.9 billion compared to the same period in 2018.

International Reserves

As of December 31, 2019, the gross international reserve assets of the Central Bank totaled U.S.$44.8 billion, compared to U.S.$65.8 billion as of December 31, 2018. As of March 31, 2020, the gross international reserve assets of the Central Bank totaled U.S.$43.6 billion.

PUBLIC SECTOR FINANCES

Fiscal Results: February 2020

During the first two months of 2020, primary deficit amounted to Ps.31.3 billion compared to a primary surplus of Ps.23.4 billion during the same period of 2019, mainly explained by an increase in primary expenditures, partially offset by an increase in revenues. During the first two months of 2020, primary expenditures amounted to Ps.777.4 billion compared to Ps.514.9 billion during the same period of 2019, representing a 51.0% increase, mainly explained by an increase in subsidies and social security, partially offset by a decrease in capital expenditures. During the first two months of 2020, revenues amounted to Ps.746.1 billion compared to Ps.538.2 billion during the same period of 2019, representing a 38.6% increase.

PUBLIC SECTOR DEBT

Gross Public Debt

In 2019, the Republic’s total gross public debt, including Untendered Debt, decreased by 2.7% from U.S.$332.2 billion as of December 31, 2018 to U.S.$323.1 billion as of December 31, 2019. Total gross public debt, including Untendered Debt, represented 86.0% of nominal GDP as of December 31, 2018 and 89.4% of nominal GDP as of December 31, 2019.

As of February 29, 2020, (i) the Republic’s total gross public debt, including Untendered Debt, amounted to U.S.$324.4 billion, representing an increase of 0.4% compared U.S.$323.1 billion as of December 31, 2019, (ii) 56.3% of total gross public debt was governed by local law and 43.7% of total gross public debt was governed by foreign law, and (iii) 22.4% of total gross public debt was denominated in Pesos and 77.6% of total gross public debt was denominated in foreign currency.

Local Currency-Denominated Swap

On March 25, 2020, the Government conducted an auction and exchanged short-term Peso -denominated debt represented by 13 different instruments for four new bills (“BONCER”) in an aggregate principal amount of new bills totaling Ps.304,689 million, maturing between 2021 and 2024 and with coupons linked to CER plus a spread of between 1% and 1.5%.

The Republic will seek to preserve the normal functioning of the local capital market for debt denominated in Pesos, which it considers a key factor for the development of the domestic capital market. Channeling local savings to Peso-denominated debt securities governed by the laws of the Republic will allow the Republic to improve its future repayment capacity. Therefore, the Republic is not currently contemplating a restructuring of the Peso-denominated debt securities governed by the laws of the Republic.

Argentine-law governed U.S. dollar-denominated debt deferral

On April 5, 2020, by means of Urgency Decree No. 346/2020, the Government deferred all principal and interest payments due on outstanding Argentine-law governed U.S. dollar-denominated debt issued by the Republic until December 31, 2020 or such earlier date as may be determined by the Ministry of Economy taking into account the status and outcome of the debt restructuring process announced by the Government to restore the sustainability of public debt. The Government’s decision excluded certain instruments from the deferral, such as (i) notes issued to and held by the Argentine Central Bank, (ii) notes issued pursuant to Decree No. 668/2019, (iii) the Bonos Programa Gas Natural, and (iv) the guarantee notes issued pursuant to Resolution No. 147-E/17 of the former Ministry of Finance, among others.

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U.S. dollar- and Local Currency-denominated Swaps

On March 13, 2020, the Government conducted an auction and exchanged U.S. dollar-denominated debt represented by the BONO DUAL 2020 (AF20) for the new BONCER in an aggregate principal amount of new bills totaling Ps.59,370 million, maturing in 2022 with coupons of 1.20%. On the same date, the Government conducted an auction and exchanged four Peso- and U.S. dollar-denominated debt instruments for Ps.16,628 million of discount Peso-denominated bills maturing in June 2020 and Ps.46,974 million of Peso-denominated bills linked to CER maturing in November 2020.

Treatment of the Republic’s debt with the Paris Club

On March 13, 2020, the Minister of Economy addressed a letter to the Paris Club members expressing the Republic’s decision to postpone until May 5, 2021 the U.S.$2.1 billion payment originally due on May 5, 2020, in accordance with the terms of the settlement agreement the Republic had reached with the Paris Club members on May 29, 2014 (the “Paris Club 2014 Settlement Agreement”). See “Public Sector Debt—Debt Record—Paris Club” in the Annual Report. In addition, on April 7, 2020, the Minister of Economy sent the Paris Club members a proposal to modify the existing terms of the Paris Club 2014 Settlement Agreement, seeking mainly an extension of the maturity dates and a significant reduction in the interest rate.

Treatment of the Republic’s debt with the IMF

The Republic has been engaging constructively with the IMF and has indicated its intention to seek a new program that will address the terms on which debt incurred under the existing Stand-By Agreement (the “SBA”) entered into in June 2018 would be replaced until the Republic can access international debt markets at sustainable rates.

Performing and Non-Performing Debt

As of December 31, 2019, Argentina’s performing debt amounted to U.S.$320.5 billion, Argentina’s non-performing debt amounted to U.S.$103.9 million and Argentina’s Untendered Debt amounted to U.S.$2,435 million. In 2019, Untendered Debt declined by 13.2% from U.S.$2,805 million as of December 31, 2018 to U.S.$2,435 million as of December 31, 2018. As of February 29, 2020, Untendered Debt amounted to U.S.$2,423 million.

Floating Interest Rate Debt

In 2019, floating interest rate debt increased by 16.0% from U.S.$105.4 billion as of December 31, 2018 (representing 31.5% of nominal debt as of such date) to U.S.$122.3 billion as of December 31, 2019 (representing 37.8% of nominal debt as of such date). During 2019, the BADLAR index ranged from 35.2% to 61% (in local currency) and the interest spreads applicable to our BADLAR-linked debt outstanding as of December 31, 2019 ranged from 2% to 3.25%. During 2019, the LIBOR index ranged from 1.88% to 2.87% and the interest spreads applicable to our LIBOR-linked debt outstanding as of December 31, 2019 ranged from LIBOR minus 1% to LIBOR plus 2.65%. Debt linked to BADLAR and LIBOR account for 69.7% of Argentina’s floating interest rate debt for 2018, the latest available information.

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